Via Facsimile and U.S. Mail
Mail Stop 4720

November 24, 2009

Mark W. Reynolds
Chief Financial Officer
GeoVax Labs, Inc.
1256 Briarcliff Road NE
Atlanta, GA 30306

Re: GeoVax Labs, Inc.
        Form 10-K for the Fiscal Year Ended December 31, 2008
        File Number: 000-52091

Dear Mr. Reynolds:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Joel N. Parker
Accounting Branch Chief